PRICER

04036761

# PRESS RELEASE

**from Pricer AB (publ) on 31 August 2004**

SUPPL

## Correction of interim report

In the latest interim report for January - June 2004 the figure for the order book at the end of the period was not correctly stated. The correct figure for the order book is SEK 208M and not SEK 186M that was incorrectly stated. Thus the order book is larger than earlier reported.





**For further information, please contact:**
Jan Forssjö, President, Pricer AB: +46 8-505 582 00

***Pricer AB (publ)**, founded in 1991 in Sweden, has a leading position as a supplier of electronic display and information systems to the retail industry. Pricer offers electronic information systems which significantly improve customer profitability and productivity.*

*With the largest product range on the market, Pricer ESL systems are installed in more than 550 stores in three continents. Customers include the second largest retail chain in the world and some of the largest retail chains in Europe and Japan. Pricer, in co-operation with highly competent partners, offers a totally integrated solution together with supplementary products, applications and services.*

*Pricer AB is quoted on the O-list of the OM Stockholm Exchange. For further information, please visit Pricer´s website. Registration to receive news releases automatically via e-mail can be made through the website.*

***Pricer AB (publ)***
***Bergkällavägen 20-22***
***SE-192 79 Sollentuna***
***Sweden***

***Web site: www.pricer.com***
***Telephone: +46 8 505 582 00***
***Corporate identity number:***
***556427-7993***

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